14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

September 2, 2015

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Kevin Dougherty

Re:	Gulfport Energy Corporation (the “Registrant”) and subsidiary guarantors listed on Schedule A hereto (“Co-Registrants” and, together with the Registrant, the “Registrants”)
Registration Statement on Form S-4
File No. 333-206541

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-206541), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on August 24, 2015 (the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrants respectfully request that the effective date for the Registration Statement be accelerated to September 4, 2015 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsible for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 2, 2015

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4975 or Seth R. Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Aaron Gaydosik
Aaron Gaydosik Chief Financial Officer

cc:	Seth R. Molay, P.C.

Schedule A

Co-Registrants

Jaguar Resources LLC, a Delaware limited liability company

Puma Resources, Inc., a Delaware corporation

Gator Marine, Inc., a Delaware corporation

Gator Marine Ivanhoe, Inc., a Delaware limited liability company

Westhawk Minerals LLC, a Delaware limited liability company